Exhibit 99.2

Press Release

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., June 19, 2003 – Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of $.0625 cents per share for the second quarter of 2003. The dividend will be payable on July 15, 2003 to shareholders of record on July 1, 2003. The aggregate amount of the dividend is expected to be approximately $1,700,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 25 cents per share.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 240 locations throughout the world.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

For Interpool Inc.
Contact :

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com